

Home City
Financial Corporation

2003
Annual Report

Home City

Dear Shareholder:

As I prepare this letter to our shareholders, I am approaching the end of my first year as CEO of Home City Financial Corporation. In reviewing the year 2003 and all the reasons I chose to accept this position (after spending 25 years with another financial institution across town), I continue to strongly believe in the importance of being a locally owned community bank. Community banking is very important to the local economy. Home City provides operating lines of credit to our business customers and residential mortgages to our residents. Our customer deposit dollars are reinvested directly back into the community which we serve. Customer service is taken very seriously here at Home City. All of us at Home City realize how important our customers are to the Bank.

Home City Financial Corporation's financial performance improved this year. Net income was $649,000 as compared to the previous year of $457,000, an increase of 42%. Diluted earnings per share were $.85 as compared to the previous year's $.62. Net interest income (total interest and dividend income minus total interest expense) increased to $4,517,000 as compared to the prior year of $3,806,000. We recognize for Home City to continue increasing the net income, that net interest income needs to increase each year. Simply, that means we need additional loans and deposits with a well managed net interest margin.

As of December 31, 2003, Home City had loans outstanding in our local community of $127,507,000. Home City is proud that we have provided over $75,000,000 in residential mortgages in our community. A large part of the remaining balances are commercial loans to local businesses. Many of our local businesses have found it makes sense to deal with Don Lynam of Home City. Making decisions locally is what Home City is all about.

This year Home City expensed $500,000 as a provision for loan losses which increased the Allowance for Loan Losses to $995,000 from $503,000. Loans charged off, net of recoveries, were $8,000 as compared to $465,000 for the previous year. Needless to say, I was very pleased to have set aside $500,000 in the current year with net charge-offs of only $8,000. We effectively doubled the ratio known as the "Allowance for Loan Losses to Total Loans" to .78% from the previous year's .39%. We recognize that in a less than perfect economy, some loans outstanding will not be paid. It is with this thought, and various other factors considered, that we continue to add to the allowance. Knowing that although this decision impacts our current year's net income, we believe the Allowance for Loan Losses is adequate to cover losses in the portfolio as of December 31, 2003.

During the year 2003, we started to prepare and plan for 2004 and beyond. Some of these plans involved our staffing:

- Jo Ann Holdeman was promoted to Executive Vice President. Jo Ann's knowledge of residential mortgage and residential construction lending becomes very important to the future success of Home City. Her 19 years experience here at Home City has earned her the respect of numerous customers and colleagues. She believes in good quality customer service and its effect on the net income for the organization.

- Margaret Bassell was promoted to Vice President of Retail Banking. Throughout Margaret's 17 years of banking experience, she has provided friendly and knowledgeable service to our customers.

- Pete Duffey was promoted to Mortgage Loan Originator. Pete's credit analysis skills and his dedication to good customer service will assist Home City in the mortgage area.

- Terry Moore was employed to handle our compliance program for the Bank and to serve as Assistant Controller. Terry brings with him 14 years of experience as an examiner with the Office of Thrift Supervision. His knowledge has already been extremely valuable to our Bank and will continue to provide us an awareness of the regulatory environment as we continue to grow.

- Jason Trostel was employed as a Mortgage Loan Originator. His primary function is to represent Home City to our community of realtors. Maintaining and creating good realtor relationships will provide a major source of mortgage loans for our portfolio.

These staffing changes continue to strengthen your Home City Team.

Other plans included developing a Realtor Contact Program, accessing the Secondary Market, reviewing our methods of advertising and performing a technology checkup. Special thanks to Tom Jordan, Mortgage Loan Administrator, for handling the process of getting Home City into the Secondary Market. Having the option to originate loans that we do not want to hold in our portfolio but can sell in the Secondary Market keeps Home City competitive in our marketplace. With real estate mortgage rates at recent historical lows, this becomes another opportunity for Home City to increase the other income portion of our business while minimizing interest rate risk in the balance sheet. During the latter part of 2003, Debbie Moore, On-line Coordinator, spearheaded Home City's update of its banking software which will improve customer service through improved information. These plans will allow your Bank to continue moving forward.

Thanks to Chuck Mihal, Chief Financial Officer, and his staff on the preparation of this annual report and proxy statement. Although this letter only briefly covers the financial highlights, please be sure to read the annual report in its entirety.

In closing, to borrow a thought from Doug's letter to you last year: "While we cannot foresee all challenges that lie ahead, we can assure you that we will remain focused on increasing the value of your investment in Home City while conducting business with the integrity and professionalism that our customers and shareholders expect of us." Truly, this statement reflects your Home City Team.

Thank you for your continued confidence in Home City.

Sincerely,

J. William Stapleton

J. William Stapleton
Chief Executive Officer

BUSINESS OF HOME CITY FINANCIAL CORPORATION

Home City Financial Corporation, a unitary savings and loan holding company incorporated in 1996 under the laws of the State of Ohio ("HCFC"), owns all of the issued and outstanding common shares of Home City Federal Savings Bank of Springfield, a savings association chartered under the laws of the United States ("Home City"). In December 1996, HCFC acquired all of the common shares issued by Home City upon its conversion from a mutual savings association to a stock savings association (the "Conversion"). Since its formation, HCFC's activities have been limited primarily to holding the common shares of Home City. In 2000, HCFC incorporated Home City Insurance Agency, Inc. ("Agency"), a wholly owned subsidiary, to acquire the business of a local insurance agency. The business of the Agency was sold in December 2002, and the Agency was dissolved in 2003.

Home City is a savings association principally engaged in the business of making permanent first and second mortgage loans secured by one- to four-family residential real estate and nonresidential real estate located in Home City's primary lending area and investing in U.S. Government and federal agency obligations, interest-earning deposits in other financial institutions, mortgage-backed securities and municipal securities. Home City also originates loans for the construction of residential real estate and loans secured by multifamily real estate (over four units), commercial loans and consumer loans. The origination of commercial loans constitutes a growing portion of Home City's lending activities. Funds for lending and investment activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC"), repayments of loans and mortgage-backed and related securities, advances from the Federal Home Loan Bank (the "FHLB") and other short-term borrowings. Home City conducts business from its offices located in Springfield, Ohio. Home City's primary lending area consists of Clark County, Ohio, and adjacent counties.

As a savings and loan holding company, HCFC is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). As a savings association chartered under the laws of the United States, Home City is subject to regulation, supervision and examination by the OTS and the FDIC. Home City is also a member of the FHLB of Cincinnati.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding HCFC at the dates and for the periods indicated. The financial information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere herein. However, in the opinion of management of HCFC, all adjustments necessary for a fair presentation of such financial data have been included. All such adjustments are of a normal recurring nature.

Selected financial data:

	At December 31,		
	2003	2002 (Dollars in thousands)	2001
Assets	$151,784	$149,735	$144,153
Cash and cash equivalents (1)	10,473	6,061	5,010
Available-for-sale securities	5,089	6,363	13,583
Federal Home Loan Bank stock	2,265	2,177	2,079
Loans, net	126,512	127,415	115,373
Deposits	103,922	99,119	96,403
Federal Home Loan Bank advances	34,764	38,199	35,315
Long-term debt	0	0	307
Shareholders' equity	11,907	11,559	11,444

(Footnotes on following page)

Summary of earnings and other data:

	At December 31,		
	2003	2002 (Dollars in thousands)	2001
Total interest and dividend income	$9,171	$9,780	$10,332
Total interest expense	4,654	5,974	6,662
Net interest income	4,517	3,806	3,670
Provision for loan losses	500	376	140
Net interest income after provision for loan losses	4,017	3,430	3,530
Noninterest income	254	674	685
Noninterest expense	3,358	3,446	3,168
Income before income tax	913	658	1,047
Provision for income tax	264	153	277
Income from continuing operations	649	505	770
Net loss on discontinued operation	0	(48)	(68)
Net income	$ 649	$ 457	$ 702
Number of full service offices	2	2	2

Selected financial ratios:

	At or for the year ended December 31,		
	2003	2002	2001
Return on assets (2)	0.43%	0.31%	0.52%
Return on equity (3)	5.53	4.00	6.04
Interest rate spread (4)	2.95	2.52	2.54
Net interest margin (5)	3.20	2.77	2.89
Noninterest expense to average assets (6)	2.24	2.33	2.33
Average equity to average assets	7.82	7.76	8.56
Equity to assets at year end	7.84	7.72	7.94
Non-performing loans to total loans	0.43	0.33	1.28
Non-performing assets to total assets (7)	0.38	0.38	1.03
Allowance for loan losses to total loans	0.78	0.39	0.38
Allowance for loan losses to non-performing loans	183.24	118.91	39.78
Net charge-offs (recoveries) to average loans	0.01	0.39	0.12
Dividend payout ratio (8)	50.57	70.97	46.81

(1) Includes cash and amounts due from depository institutions and interest-earning deposits in other financial institutions.
(2) Net income divided by average total assets.
(3) Net income divided by average total equity.
(4) Average yield on interest-earning assets less average cost of interest-bearing liabilities.
(5) Net interest income as a percentage of average interest-earning assets.
(6) Noninterest expense divided by average total assets.
(7) Non-performing assets consist of nonaccruing loans, accruing loans 90 days or more past due and real estate acquired (or deemed acquired) in foreclosure proceedings or in lieu thereof.
(8) Dividends declared per share divided by basic earnings per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Home City Federal Savings Bank of Springfield converted from a mutual federal savings association to a stock federal savings association on December 30, 1996. In connection with the Conversion, 952,200 common shares of Home City Financial Corporation were sold, generating net proceeds of $8.3 million after Conversion expenses. Of this amount, $4.6 million was utilized to purchase 100% of the common stock of Home City, and the balance was utilized to purchase investments, loan funds to the Home City Financial Corporation Employee Stock Ownership Plan (the "ESOP") and for other purposes.

The following discussion and analysis of the financial condition and results of operations of HCFC and Home City should be read in conjunction with and with reference to the consolidated financial statements, and the notes thereto, presented in the Annual Report.

During both 2003 and 2002, HCFC did not initiate a repurchase program.

Forward-Looking Statements

In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the operations of Home City, and HCFC's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in the economy and changes in interest rates in the nation and HCFC's primary market area.

Without limiting the generality of the foregoing, some of the forward-looking statements included herein are the statements under the following headings and regarding the following matters:

1. Financial Condition: Management's statements regarding the amount and adequacy of the allowance for loan losses at December 31, 2003.

2. Comparison of Results of Operations for the Fiscal Years Ended December 31, 2003 and 2002- Provision for Loan Losses: Management's statements regarding the adequacy of the allowance for loan losses at December 31, 2003.

3. Liquidity and Capital Resources: Management's belief that liquidity and capital reserves are sufficient to meet its outstanding short- and long-term needs.

Financial Condition

HCFC's consolidated total assets amounted to $151.8 million at December 31, 2003, an increase of $2.1 million, or 1.37%, over the $149.7 million in total assets at December 31, 2002. Such increase in assets was funded primarily by the $4.8 million net increase in deposits and the $4.2 million sales and maturities of securities, both of which were partially used to reduce $3.4 million in advances from the Federal Home Loan Bank of Cincinnati (the "FHLB").

Cash and cash equivalents, time deposits and investment securities totaled $15.6 million at December 31, 2003, an increase of $3.1 million, or 25.02%, from December 31, 2002. During the year ended December 31, 2003, $2.3 million of investment securities matured. Those proceeds, together with $2.0 million received from the sale of securities and ongoing repayments of loans and mortgage-backed securities, were used to purchase $3.2 million of investment securities and to increase our balance of federal funds by $6.0 million. With interest rates at historically low levels, HCFC is adjusting the maturities of its investments so that when interest rates rise, HCFC will have minimized as much as possible its losses on low-yielding investments, while still obtaining a reasonable return on its investments in the short term.

Net loans receivable totaled $126.5 million at December 31, 2003, a decrease of $903,000, or 0.71%, from the $127.4 million total at December 31, 2002. During the year ended December 31, 2003, loan originations amounted to $39.2 million, with one- to four-family mortgage loans comprising $21.0 million and commercial lending comprising $7.8 million. Such originations were offset by principal repayments of $40.1 million.

Home City's allowance for loan losses totaled $995,000 at December 31, 2003, which represented 0.78% of total loans and 183.24% of non-performing loans. At December 31, 2002, the allowance for loan losses totaled $503,000, an amount which represented 0.39% of total loans and 118.91% of non-performing loans. With the slow recovery of the economy and higher unemployment levels in our demographic area, some borrowers have been faced with cash flow problems. As a result, a number of borrowers have been unable to adhere to their contractual repayment schedules, which directly relates to an individual credit being classified as a problem or non-performing loan. Management has maintained its emphasis on the consideration of both local and national economic factors in determining the adequacy of the allowance for loan losses.

Non-performing loans were $543,000 and $423,000 at December 31, 2003 and 2002, respectively, and represented 0.36% and 0.28% of total assets at such dates. All loans classified as non-performing at December 31, 2003, were either under a workout plan or being refinanced elsewhere, the underlying collateral was in the process of being sold, or foreclosure action was being initiated. Although management believes that its allowance for loan losses at December 31, 2003, was adequate based upon the facts and circumstances available to it, there can be no assurance that additions to such allowance will not be necessary in future periods. Such additions could adversely affect HCFC's results of operations.

Deposits totaled $103.9 million at December 31, 2003, an increase of $4.8 million, or 4.85%, from $99.1 million at December 31, 2002. While time deposits decreased by $12.8 million, other deposits increased by $17.6 million, mostly resulting from customer acceptance of our Prime Statement Savings account, which offered tiered competitive rates yet flexibility of account movement when rates start moving up. Home City has generally not engaged in sporadic increases or decreases in interest rates paid or offered the highest rates available in its deposit market. Advances from the FHLB decreased from $38.2 million at December 31, 2002, to $34.8 million at December 31, 2003, a decrease of $3.4 million, or 8.99%, as funds provided were used to pay down advances.

Shareholders' equity totaled $11.9 million at December 31, 2003, an increase of $348,000, or 3.01%, from $11.6 million at December 31, 2002, primarily due to undistributed net earnings of $303,000.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2003 and 2002

General. Net income for the year ended December 31, 2003, was $649,000, an increase of $192,000, or 42.01%, from the $457,000 in net income recorded in 2002. The increase in net income resulted primarily from a $711,000 increase in net interest income, an $88,000 decrease in noninterest expense and a $48,000 decrease in the net loss on discontinued operations, which were partially offset by a $420,000 decrease in noninterest income, an additional provision for loan losses of $124,000 and an increase of $111,000 in the provision for federal income taxes from continuing operations..

Net Interest Income. Net interest income totaled $4.5 million for the year ended December 31, 2003, an increase of $711,000, or 18.68%, from the $3.8 million recorded in 2002. Interest income on loans decreased by $207,000, or 2.27%, during 2003 due primarily to a decrease in yield from 7.59% in 2002 to 6.96% in 2003, which was partially offset by an increase in the average balance of the loans outstanding of $7.9 million, or 6.60%. Interest income on investment securities decreased by $402,000, or 73.76%, for the year ended December 31, 2003, compared to fiscal 2002, as the average balance decreased by $6.0 million year-to-year and the related yield decreased by 212 basis points to 1.88% in 2003. The average investment in federal funds sold during 2003 was $3.1 million, compared to an average investment of $1.3 million in 2002, which yielded 0.97% in 2003, compared to 1.50% in 2002, resulting in increased interest of $11,000.

Interest expense on deposits decreased by $1.3 million, or 32.87%, during 2003, due primarily to a decrease in the weighted-average rate from 4.24% in 2002 to 2.81% in 2003, being offset partially by an increase in the average balance of deposits outstanding of $1.3 million, or 1.44%. Interest expense on FHLB advances decreased by $18,000, or 0.89%, primarily due to a decrease in the weighted-average rate from 5.55% in 2002 to 5.49% in 2003 with average balances remaining almost unchanged at $36.3 million.

As a result of the foregoing changes in interest income and interest expense, the interest rate spread increased by 43 basis points, to 2.95% for 2003, as compared to 2.52% for 2002, while the net interest margin increased by 43 basis points to 3.20% for the year ended December 31, 2003, from 2.77% for last year.

Provision for Loan Losses. Home City maintains an allowance for loan losses in an amount that, in management's judgment, is adequate to absorb reasonably foreseeable losses inherent in the loan portfolio. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses, after net charge-offs have been deducted, to bring the allowance to a level that is considered adequate to absorb losses inherent in the loan portfolio in accordance with generally accepted accounting principles ("GAAP"). A discussion of Home City's policy for determining the appropriate allowance is discussed below under "Critical Accounting Policies." As a result of its analysis, management concluded that the allowance was adequate as of December 31, 2003. There can be no assurance that the allowance will be adequate to cover future losses on non-performing assets.

Home City had net charge-offs of $8,000 and $465,000 during the years ended December 31, 2003 and 2002, respectively. Home City's charge-off history is a product of a variety of factors, including Home City's underwriting guidelines and the composition of its loan portfolio. Loans secured by real estate made up 87.00% of Home City's loan portfolio, and loans secured by first mortgages on one- to four-family residential real estate made up 50.88% of total loans at December 31, 2003. Such loans typically present less risk to a lender than loans not secured by real estate. Substantially all of Home City's loans are secured by properties in its primary market area.

The provision for loan losses was $500,000 and $376,000 for the years ended December 31, 2003 and 2002, respectively. The ratio of non-performing loans to total assets decreased to 0.28% in 2003 from 1.03% in 2002. At December 31, 2003 and 2002, Home City had a ratio of allowance for loan losses to total loans of 0.78% and 0.39%, respectively, and ratios of allowance for loan losses to non-performing loans of 183.24% and 118.91%. Due to such ratios of non-performing loans to total loans, historical charge-offs, delinquency history, and the increase in commercial and consumer installment lending, the provisions of $500,000 and $376,000 made in 2003 and 2002, respectively, were deemed appropriate by management to absorb reasonably foreseeable loan losses.

Noninterest Income. Noninterest income totaled $254,000 for the year ended December 31, 2003, a decrease of $420,000, or 62.31%, from the $674,000 recorded in 2002. The decrease resulted primarily from a decrease of $315,000 in net gains recognized on the sale of securities. Decreases of $20,000 in income from life insurance, and $88,000 in other miscellaneous income were slightly offset by an increase of $3,000 in service charges on deposit accounts.

Noninterest Expense. Noninterest expense decreased by $88,000, or 2.55%, to a total of $3.4 million for the year ended December 31, 2003, as compared to 2002. Increases in components of noninterest expense were led by increased salaries and employee benefits, $115,000, or 7.42%. A decrease in professional fees of $42,000, or 11.26%, was primarily due to decreased consultant's fees for the loan review process.

Federal Income Taxes. The provision for federal income taxes totaled $264,000 for the year ended December 31, 2003, an increase of $135,000, or 104.65%, from the $129,000 provision recorded in fiscal 2002. This increase was primarily the result of a lesser percentage of nontaxable income in 2003, which resulted in an effective tax rate of 28.92% in 2003 versus 23.3% in 2002.

Off-Balance Sheet Arrangements. The off-balance sheet arrangements of HCFC are considered immaterial for additional comment and cross-referenced to Note 16 to the Consolidated Financial Statements

Critical Accounting Policies. The accounting and reporting policies of Home City are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. Home City's significant accounting policies are described in detail in the notes to Home City's consolidated financial statements for the year ended December 31, 2003. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of Home City's financial condition and results, and they require management to make estimates that are difficult, subjective, or complex.

The policy of management with respect to the amount of the allowance for loan losses is a critical accounting policy for Home City. Management evaluates the adequacy of the allowance for loan losses each quarter based on management's regular review of the loan portfolio and consideration of such factors as historical loss experience, generally prevailing economic conditions, changes in the size and composition of the loan portfolio and considerations relating to specific loans, including the ability of the borrower to repay the loan and the estimated value of the underlying collateral.

Some types of loans are inherently more risky than others. The allowance for commercial loans, nonresidential real estate loans and multifamily real estate loans, which generally carry more risk than single-family residential real estate loans, is determined based upon the individual credit relationships and national and local economic factors that could affect such borrowers, as well as actual loss histories. The allowance recorded for homogeneous consumer loans is based on an analysis of loan mix, risk characteristics of the portfolio, fraud loss and bankruptcy experiences, and historical losses, adjusted for current trends, for each homogeneous category or group of loans. The allowance for one- to four-family residential real estate is based upon an analysis of national and local economic conditions and loss histories. The allowance for impaired loans is based on the collateral for collateral-dependent loans or the discounted cash flows using the loan's effective interest rate.

Although management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors. Undetected losses are probable due to inherent delays in obtaining information regarding a borrower's financial condition or changes in their unique business conditions; the judgmental nature of individual loan evaluations, collateral assessments and interpretations of economic trends; the volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger non-homogeneous credits; and the sensitivity of assumptions utilized to establish allowances for homogeneous groups of loans.

Yields Earned and Rates Paid

The following table presents certain information relating to HCFC's average balance sheet information and reflects the average yield on interest-earning assets and the average cost of customer deposits and FHLB advances for the periods indicated. Such yields and costs are derived by dividing annual income or expense by the average monthly balance of interest-earning assets or customer deposits and FHLB advances, respectively, for the years presented. Average balances are derived from daily balances, which included nonaccruing loans in the loan portfolio, net of the allowance for loan losses.

	Year ended December 31,					
	2003			2002		
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
			(Dollars in thousands)			
Interest-earning assets:						
Interest-earning demand deposits	$ 150	$ 1	0.67%	$ 127	$ 2	1.41%
Federal funds sold	3,058	30	0.97	1,288	19	1.50
Time deposits	12	0	1.27	24	0	1.25
Investment securities (1)	7,598	143	1.88	13,618	545	4.00
Federal Home Loan Bank stock	2,210	88	4.00	2,116	98	4.62
Loans receivable (2)	127,972	8,909	6.96	120,052	9,116	7.59
Total interest-earning assets (3)	141,000	9,171	6.50	137,225	9,780	7.13
Noninterest-earning assets:						
Less: Allowance for loan losses	(714)			(471)		
Other non-earning assets	9,943			10,324		
Total assets	$ 150,229			$ 147,078		
Interest-bearing liabilities:						
NOW accounts	$ 3,303	$ 26	0.79%	$ 2,814	$ 28	1.01%
Money market accounts	680	8	1.18	695	13	1.86
Passbook accounts	39,150	740	1.89	21,203	509	2.40
Certificates of deposit	51,531	1,885	3.66	68,607	3,411	4.97
Total deposits	94,664	2,659	2.81	93,319	3,961	4.24
Federal Home Loan Bank advances	36,350	1,995	5.49	36,273	2,013	5.55
Total interest-bearing liabilities	131,014	4,654	3.55	129,592	5,974	4.61
Noninterest-bearing liabilities	7,522			6,072		
Total liabilities	138,536			135,664		
Total shareholders' equity	11,693			11,414		
Total liabilities and shareholders' equity	$150,229			$147,078		
Net interest income; net interest rate spread		$ 4,517	2.95%		$ 3,806	2.52%
Net interest margin (4)			3.20%			2.77%
Average interest-earning assets to interest-bearing liabilities			107.62%			105.89%

(1) Includes $21,000 and $35,000 of nontaxable municipal income recorded in 2003 and 2002, respectively. The tax-equivalent yield on investments is 3.66% and 4.13% for 2003 and 2002, respectively.
(2) Calculated net of deferred loan fees, loan discounts, loans in process and allowance for loan losses.
(3) Tax-equivalent yield on interest-earning assets is 6.51% and 7.14% for 2003 and 2002, respectively.
(4) Net interest income as a percent of average interest-earning assets.

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected HCFC's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate:

	Year ended December 31,					
	2003 vs. 2002			2002 vs. 2001		
	Increase (decrease) due to			Increase (decrease) due to		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)					
Interest income attributable to:						
Interest-earning demand deposits	$ (0)	$ (1)	$ (1)	$ (6)	$ (4)	$ (10)
Federal funds sold	20	(9)	11	(26)	(30)	(56)
Time deposits	0	0	0	0	0	0
Investment securities	(183)	(219)	(402)	257	(108)	149
Federal Home Loan Bank stock	4	(14)	(10)	8	(44)	(36)
Loans receivable	578	(785)	(207)	426	(1,025)	(599)
Total interest income	419	(1,028)	(609)	659	(1,211)	(552)
Interest expenses attributable to:						
NOW accounts	4	(6)	(2)	19	(19)	(0)
Money market accounts	0	(5)	(5)	6	(8)	(2)
Passbook savings accounts	357	(126)	231	191	(134)	57
Certificates of deposit	(741)	(785)	(1,526)	86	(746)	(660)
Federal Home Loan Bank advances	4	(22)	(18)	10	(93)	(83)
Total interest expense	(376)	(944)	(1,320)	312	(1,000)	(688)
Increase (decrease) in net interest income	**$ 795**	**$ (84)**	**$ 711**	**$ 347**	**$ (211)**	**$ 136**

Asset and Liability Management

Home City, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, Home City uses the net portfolio value ("NPV") methodology adopted by the OTS.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV that would result from a theoretical change in market interest rates. Both an increase in market interest rates and a decrease in market interest rates are considered.

Presented below, as of December 31, 2003, is an analysis of Home City's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. The table also contains the policy limits set by the Board of Directors of Home City as the maximum changes in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and Home City's strong capital position.

As illustrated in the table, Home City's NPV is slightly more sensitive to declining rates than rising rates. Differences in sensitivity occur principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. As a result, in a rising interest rate environment, the amount of interest Home City would receive on its loans would increase relatively slowly as loans are slowly repaid and new loans at higher rates are made. Moreover, the interest Home City would pay on its deposits would increase rapidly because Home City's deposits generally have shorter periods to repricing. Because Home City has not originated loans in accordance with traditional secondary market guidelines, the sale of fixed-rate loans may be difficult. In addition, increases in interest rates can also result in the flow of funds away from savings institutions into direct investments or other investment vehicles, such as mutual funds, which may pay higher rates of return than savings institutions. Assumptions used in calculating the amounts in this table are OTS assumptions.

Change in interest rate (basis points)	At December 31, 2003		
	Board limit % change	$ change in NPV	% change in NPV
		(Dollars in thousands)	
+300	(55)%	$547	4%
+200	(35)	914	6
+100	(20)	762	5
0	0	0	0
-100	(20)	(1,478)	(10)
-200	(35)	--- (1)	--- (1)
-300	(55)	--- (1)	--- (1)

(1) As a result of the low interest rate environment at December 31, 2003, the OTS NPV Model did not produce results for a reduction of 200 and 300 points.

The NPV table indicates that at each 100 basis point increment, the change in Home City's NPV that would have been caused by the respective interest rate shock was within the policy limits set by the Board of Directors. The Board of Directors considers the results of each quarterly analysis and factors the information into its decisions in adjusting the pricing of loans and deposits in the future.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

If interest rates continue to rise from the recent levels, Home City's net interest income will be slightly positively affected. Rising interest rates may negatively affect Home City's earnings due to diminished loan demand. In order to maintain Home City's net interest margin, management is continually developing and modifying its strategies to stimulate the demand for quality loans and tailoring the types of loan products available that can be adjusted to match the current market conditions. Additional alternative sources of funding are being explored in anticipation of possible interest rate fluctuations.

Liquidity and Capital Resources

Home City's liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years presented:

	Year ended December 31, 2003	2002
	(Dollars in thousands)	
Net income	$ 649	$ 457
Adjustments to reconcile net income to net cash from operating activities	1,222	831
Net cash provided by operating activities	1,871	1,288
Net cash provided by (used in) investing activities	1,399	(5,224)
Net cash provided by financing activities	1,142	4,987
Net change in cash and cash equivalents	4,412	1,051
Cash and cash equivalents at beginning of year	6,061	5,010
Cash and cash equivalents at end of year	$ 10,473	$ 6,061

Home City's principal sources of funds are deposits, loan and mortgage-backed securities repayments, maturities of securities and other funds provided by operations. Home City also borrows from the FHLB. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan and mortgage-backed security prepayments are more influenced by interest rates, general economic conditions and competition. Home City maintains investments in liquid assets based upon management's assessment of (i) the need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of the asset/liability management program. In the ordinary course of business, part of such liquid investment portfolio is composed of deposits at correspondent banks. Although the amount on deposit at such banks often exceeds the $100,000 limit covered by FDIC insurance, Home City monitors the capital of such institutions to ensure that such deposits do not expose Home City to undue risk of loss.

OTS regulations require Home City to maintain an average daily balance of liquid assets, which may include, but are not limited to, investments in United States Treasury obligations, federal agency obligations and other investments having maturities of five years or less, in an amount sufficient to provide a source of relatively liquid funds upon which Home City may rely if necessary to fund deposit withdrawals or other short-term funding needs. At December 31, 2003, Home City's regulatory liquidity ratio was 14.35% of its average daily balances of net withdrawable deposit accounts and borrowings payable in one year or less. At such date, Home City had commitments to originate loans totaling $1.5 million and no commitments to purchase or sell loans. Home City considers its liquidity and capital reserves sufficient to meet its outstanding short- and long-term needs. Adjustments to liquidity and capital reserves may be necessary, however, if loan demand increases more than expected or if deposits decrease substantially. See Note 10 of the Notes to Consolidated Financial Statements.

Home City is required by applicable law and regulation to meet certain minimum capital standards. Such capital standards include a tangible capital requirement, a core capital requirement or leverage ratio and a risk-based capital requirement. Home City exceeded all of its capital requirements at December 31, 2003 and 2002.

Savings associations are required to maintain "tangible capital" of not less than 1.5% of the association's adjusted total assets. Tangible capital is defined in OTS regulations as core capital less intangible assets.

"Core capital" is comprised of common shareholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations require savings associations to maintain core capital of at least 4% of the association's total assets, except for those associations with the highest examination rating and acceptable levels of risk, which may maintain a minimum of 3% core capital.

OTS regulations require that savings associations maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Assets are weighted at percentage levels ranging from 0% to 100% depending on their relative risk. Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of Home City includes a general loan loss allowance of $995,000 at December 31, 2003:

The following table summarizes Home City's regulatory capital requirements and actual capital (see Note 10 of the Notes to Consolidated Financial Statements for regulatory capital amounts) at December 31, 2003:

	Actual capital		Current requirement		Excess of actual capital over current requirement		Applicable
	Amount	Percent	Amount	Percent	Amount	Percent	asset total
			(Dollars in thousands)				
Tangible capital	$11,649	7.7%	$2,279	1.5%	$9,370	6.2%	$151,926
Core capital	11,649	7.7	6,077	4.0	5,572	3.7	151,926
Risk-based capital	12,644	12.0	8,414	8.0	4,230	4.0	105,176

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and results of operations primarily in terms of historical dollars without considering changes in the relative purchasing power of money over time because of inflation.

Virtually all assets and liabilities of HCFC are monetary in nature. As a result, interest rates have a more significant impact on performance than the effects of general levels of inflation.

Independent Accountants' Report

Board of Directors
Home City Financial Corporation
Springfield, Ohio

We have audited the accompanying consolidated balance sheets of Home City Financial Corporation as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Home City Financial Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Cincinnati, Ohio
January 27, 2004

Home City Financial Corporation – CONSOLIDATED BALANCE SHEETS

	(Dollars in thousands) December 31, 2003	2002
ASSETS		
Cash and due from banks	$ 1,035	$ 1,158
Interest-bearing demand deposits	1,876	3,289
Federal funds sold	7,562	1,614
Cash and cash equivalents	10,473	6,061
Interest-bearing deposits	0	24
Available-for-sale securities	5,089	6,363
Loans, net of allowance for loan losses of $995 and $503 at December 31, 2003 and 2002	126,512	127,415
Premises and equipment	3,812	3,935
Federal Home Loan Bank stock	2,265	2,177
Interest receivable	578	600
Cash surrender value of life insurance	2,952	2,829
Other	103	331
TOTAL ASSETS	$ 151,784	$ 149,735
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits		
Demand	$ 5,352	$ 5,468
Savings, NOW and money market	47,355	29,626
Time	51,215	64,025
Total deposits	103,922	99,119
Federal Home Loan Bank advances	34,764	38,199
Interest payable and other liabilities	1,191	858
TOTAL LIABILITIES	139,877	138,176
Shareholders' Equity		
Preferred shares, no par value: authorized 1,000,000 shares; none issued		
Common shares, no par value: authorized 5,000,000 shares; issued - 962,200 and 952,200 shares		
Additional paid-in capital	6,130	6,013
Retained earnings	8,549	8,246
Unearned Recognition and Retention Plan (RRP) shares	(185)	(111)
Unearned Employee Stock Ownership Plan (ESOP) shares	(229)	(305)
Accumulated other comprehensive loss	(92)	(18)
Treasury shares, at cost: 167,800 shares	(2,266)	(2,266)
TOTAL SHAREHOLDERS' EQUITY	11,907	11,559
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 151,784	$ 149,735

See notes to consolidated financial statements.

	(Dollars in thousands, except per share amounts) December 31, 2003	2002
INTEREST AND DIVIDEND INCOME		
Loans	$ 8,909	$ 9,116
Securities	143	545
Federal funds sold	30	19
Dividends on Federal Home Loan Bank stock	88	98
Deposits with financial institutions	1	2
TOTAL INTEREST AND DIVIDEND INCOME	9,171	9,780
INTEREST EXPENSE		
Deposits	2,659	3,961
Borrowings	1,995	2,013
TOTAL INTEREST EXPENSE	4,654	5,974
NET INTEREST INCOME	4,517	3,806
Provision for Loan Losses	500	376
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	4,017	3,430
NONINTEREST INCOME		
Service charges on deposits	38	35
Net realized gains on sales of available-for-sale securities	17	332
Life insurance	137	157
Other	62	150
TOTAL NONINTEREST INCOME	254	674
NONINTEREST EXPENSE		
Salaries and employee benefits	1,665	1,550
Net occupancy expense	337	314
Equipment expense	215	239
Data processing fees	245	237
Professional fees	331	373
Franchise taxes	146	144
Other	419	589
TOTAL NONINTEREST EXPENSE	3,358	3,446

	(Dollars in thousands, except per share amounts) December 31, 2003	2002
Income from continuing operations before income tax	$ 913	$ 658
Provision for income taxes	264	153
Income from continuing operations	649	505
Discontinued operations		
Loss from operations of discontinued insurance agency (including loss on disposal of $23,000)	0	(72)
Income tax benefit	0	(24)
Loss on discontinued operations	0	(48)
NET INCOME	$ 649	$ 457
BASIC EARNINGS PER SHARE		
Income from continuing operations	$ .87	$ 0.68
Discontinued operations	0	(0.06)
NET INCOME	$ .87	$ 0.62
DILUTED EARNINGS PER SHARE		
Income from continuing operations	$ .85	$ 0.68
Discontinued operations	0	(0.06)
NET INCOME	$ .85	$ 0.62

See notes to consolidated financial statements.

(Dollars in thousands)

	Shares	Additional Paid-in Capital	Retained Earnings	Unearned Compen-sation	Unearned ESOP Shares	Accum-ulated Other Compre-hensive Income (Loss)	Treasury Shares	Total
Balance, January 1, 2002	952,200	$6,023	$8,134	$(178)	$(381)	$112	$(2,266)	$11,444
Comprehensive income								
Net income			457					457
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect						(130)		(130)
Total comprehensive income								327
Dividends on common shares, $.44 per share			(345)					(345)
Amortization of unearned compensation expense				67				67
ESOP shares earned		(10)			76			66
Balance, December 31, 2002	952,200	6,013	8,246	(111)	(305)	(18)	(2,266)	11,559
Comprehensive income								
Net income			649					649
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect						(74)		(74)
Total comprehensive income								575
Stock options exercised	10,000	117						117
Dividends on common shares, $.44 per share			(346)					(346)
Purchase of new shares and amortization of unearned compensation expense				(74)				(74)
ESOP shares earned					76			76
Balance, December 31, 2003	962,200	$6,130	$8,549	$(185)	$(229)	$(92)	$(2,266)	$11,907

See notes to consolidated financial statements.

	(Dollars in thousands) Year ended December 31, 2003	2002
OPERATING ACTIVITIES		
Net income	$ 649	$ 457
Items not requiring (providing) cash		
Depreciation and amortization	231	231
Provision for loan losses	500	376
Amortization of premiums and discounts on securities	99	147
Deferred income taxes	(141)	53
Increase in cash surrender value of life insurance	(123)	(134)
Employee Stock Ownership Plan compensation expense	76	66
Recognition and Retention Plan compensation expense	(74)	67
Net realized gains on available-for-sale securities	(17)	(332)
Loss on disposal of fixed assets	0	18
FHLB stock dividends	(88)	(98)
Changes in		
Interest receivable	22	71
Other assets	228	217
Interest payable and other liabilities	509	149
Net cash provided by operating activities	1,871	1,288
INVESTING ACTIVITIES		
Net change in interest-bearing deposits	24	0
Purchases of available-for-sale securities	(3,152)	(18,077)
Proceeds from maturities of available-for-sale securities	2,275	2,362
Proceeds from the sales of available-for-sale securities	1,956	22,923
Net change in loans	403	(12,418)
Purchase of premises and equipment	(107)	(14)
Net cash provided by (used in) investing activities	1,399	(5,224)
FINANCING ACTIVITIES		
Net increase in demand deposits, money market, NOW and savings accounts	17,613	11,856
Net decrease in certificates of deposit	(12,810)	(9,140)
Proceeds from Federal Home Loan Bank advances	9,750	8,800
Repayment of Federal Home Loan Bank advances	(13,185)	(5,916)
Repayment of long-term debt	0	(307)
Proceeds from stock options exercised	117	0
Dividends paid	(346)	(345)
Net increase in advances from borrowers for taxes and insurance	3	39
Net cash provided by financing activities	1,142	4,987
Increase in Cash and Cash Equivalents	4,412	1,051
Cash and Cash Equivalents, Beginning of Year	6,061	5,010
Cash and Cash Equivalents, End of Year	$ 10,473	$ 6,061
Supplemental Cash Flows Information		
Interest paid	$ 4,712	$ 5,564
Income taxes paid (net of refunds)	0	152

See notes to consolidated financial statements.

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Home City Financial Corporation ("Company") is a thrift holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, Home City Federal Savings Bank of Springfield ("Bank"). The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in Clark County, Ohio. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The Bank's wholly-owned subsidiary, Homciti Service Corporation ("Service Corp."), holds stock of the Bank's data service provider in which it has a minority interest.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Bank, and the Service Corp. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Securities

All securities are classified as available for sale. Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment measurements.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets.

Federal Home Loan Bank Stock

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income or expense from foreclosed assets.

Goodwill

Goodwill is annually tested for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Intangible Assets

Intangible assets are being amortized on the straight-line basis over periods ranging from 5 to 12.5 years. Such assets are periodically evaluated as to the recoverability of their carrying value.

Treasury Stock

Treasury stock is stated at cost. Cost is determined by the first-in, first-out method.

Stock Options

Stock options are granted for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Bank accounts for and will continue to account for stock option grants in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and, accordingly, recognizes no compensation expense for the stock option grants.

	(Dollars in thousands) Year ended December 31,	
	2003	2002
Net income, as reported	$ 649	$ 457
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	6	58
Pro forma net income	$ 643	$ 399
Earnings per share:		
Basic – as reported	$ 0.87	$ 0.62
Basic – pro forma	$ 0.86	$ 0.54
Diluted – as reported	$ 0.85	$ 0.62
Diluted – pro forma	$ 0.84	$ 0.54

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiaries.

Earnings Per Share

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Unearned ESOP shares and RRP shares which have not vested have been excluded from the computation of average shares outstanding.

NOTE 2: SECURITIES

The amortized cost and approximate fair values of securities are as follows:

(Dollars in thousands)

Available-for-Sale Securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
December 31, 2003				
U.S. government agencies	$ 210	$ 1	$ 0	$ 211
Mortgage-backed securities	3,034	15	(14)	3,035
Other asset-backed securities	687	0	(5)	682
State and political subdivisions	388	16	0	404
Equity securities	909	0	(152)	757
Total	$ 5,228	$ 32	$ (171)	$ 5,089
December 31, 2002				
U.S. government agencies	$ 1,280	$ 10	$ 0	$ 1,290
Mortgage-backed securities	3,409	25	(2)	3,432
Other asset-backed securities	301	0	(2)	299
State and political subdivisions	489	10	0	499
Equity securities	910	0	(67)	843
Total	$ 6,389	$ 45	$ (71)	$ 6,363

The amortized cost and fair value of securities available for sale at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Dollars in thousands)

	Amortized Cost	Fair Value
Within one year	$ 103	$ 102
One to five years	107	109
Five to ten years	388	404
	598	615
Mortgage-backed securities	3,034	3,035
Other asset-backed securities	687	682
Equity securities	909	757
Totals	$ 5,228	$ 5,089

The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, was $375,000 at December 31, 2003, and $399,000 at December 31, 2002.

Gross gains of $17,000 and $393,000 and gross losses of $0 and $61,000 resulting from sales of available-for-sale securities were realized for 2003 and 2002, respectively. The tax expense for net gains on security transactions for 2003 and 2002 was $6,000 and $113,000, respectively.

Certain investments in debt and equity securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2003, was $2,963,000 which is approximately 58% of the Company's available-for-sale investment portfolio. These declines primarily resulted from recent increases in market interest rates and failure of certain investments to maintain consistent credit quality ratings.

Equity securities consist of two issues of Fannie Mae preferred stock. Management believes the declines in fair value for these securities are temporary based on accounting controversies surrounding a similar Government Sponsored Entity (GSE). To Management's knowledge, no such accounting controversies have been attributed to Fannie Mae. Management's conclusion regarding the declines in fair value for these securities is based on its evaluation of Fannie Mae stock performance and projections. Management believes that mortgage-backed and other asset-backed security declines in fair value are temporary based on available evidence of recent changes in market interest rates.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table shows our investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2003:

	(Dollars in thousands)					
	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale Securities:						
U.S. government agencies	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Mortgaged-backed securities	1,446	12	77	2	1,523	14
Other asset-backed securities	682	5	0	0	682	5
State and political subdivisions	0	0	0	0	0	0
Equity securities	0	0	758	152	758	152
Total	$ 2,128	$ 17	$ 835	$ 154	$ 2,963	$ 171

NOTE 3: LOANS AND ALLOWANCE FOR LOAN LOSSES

Categories of loans at December 31, include:

	(Dollars in thousands)	
	2003	2002
Residential real estate		
One- to four-family residential	$ 65,269	$ 63,429
Multi-family residential	6,700	7,359
Construction	5,681	4,137
Nonresidential real estate	31,510	33,132
Commercial	13,733	14,051
Consumer and other	6,338	7,398
Total loans	129,231	129,506
Less		
Deferred loan fees	(393)	(453)
Undisbursed portion of loans	(1,331)	(1,135)
Allowance for loan losses	(995)	(503)
Net loans	$ 126,512	$ 127,415

Activity in the allowance for loan losses was as follows:

	(Dollars in thousands) 2003	2002
Balance, beginning of year	$ 503	$ 592
Provision charged to expense	500	376
Losses charged off, net of recoveries of $15,000 for 2003, and $25,000 for 2002	(8)	(465)
Balance, end of year	$ 995	$ 503

Impaired loans totaled $1,267,000 and $944,000 at December 31, 2003 and 2002. An allowance for loan losses of $167,000 amd $37,000 relates to impaired loans of $589,000 and $177,000 at December 31, 2003 and 2002. At December 31, 2003 and 2002 impaired loans of $678,000 and $767,000 had no related allowance for loan losses.

Interest of $87,000 and $96,000 was recognized on average impaired loans of $1,276,000 and $976,000 for 2003 and 2002. Interest of $85,000 and $74,000 was recognized on impaired loans on a cash basis during 2003 and 2002.

At December 31, 2003 and 2002, accruing loans delinquent 90 days or more totaled $346,000 and $250,000, respectively. Non-accruing loans at December 31, 2003 and 2002 were $197,000 and $173,000, respectively.

NOTE 4: PREMISES AND EQUIPMENT

Major classifications of premises and equipment, stated at cost, are as follows:

	(Dollars in thousands) 2003	2002
Land	$ 806	830
Buildings and improvements	2,619	2,608
Equipment	1,629	1,560
	5,054	4,998
Less accumulated depreciation	(1,242)	(1,063)
Net premises and equipment	$ 3,812	$ 3,935

NOTE 5: GOODWILL, OTHER INTANGIBLE ASSETS AND DISCONTINUED OPERATIONS

During 2002, the Company changed its method of accounting and financial reporting for goodwill and other intangible assets by adopting the provisions of Statement of Financial Accounting Standards No. 142. There was no material impact of the adoption on the financial statements.

On December 1, 2000, the Company's new, wholly-owned subsidiary, Home City Insurance Agency, Inc. (HCIA), acquired the book of business and certain other assets of Rice Insurance Agency, Inc. (Rice Agency). The transaction was a business combination accounted for as a purchase.

As a result of the acquisition, the Company recorded identifiable intangible assets including a covenant not to compete valued at $313,000, trademark rights valued at $15,000, and computer software contracts valued at $15,000. The remaining value of the excess of the cost of the assets acquired over the fair value of its net assets was $70,000 and was recorded as goodwill.

Amortization expense for the years ended December 31, 2003 and 2002, was $0 and $31,000, respectively.

On December 27, 2002, the Company sold the insurance agency business and recognized a loss of $23,000. The purchaser assumed the note payable of $301,000. All goodwill and other intangibles have been written-off. Revenues of $0 and $442,000 are included in loss from discontinued operations in 2003 and 2002, respectively.

NOTE 6: INTEREST-BEARING DEPOSITS

Interest-bearing deposits in denominations of $100,000 or more were $12,806,000 on December 31, 2003, and $15,774,000 on December 31, 2002.

At December 31, 2003, the scheduled maturities of time deposits are as follows:

	(Dollars in thousands)
2004	$ 20,338
2005	13,078
2006	14,140
2007	2,751
2008	908
Total	$ 51,215

NOTE 7: FEDERAL HOME LOAN BANK ADVANCES

Aggregate annual maturities of Federal Home Loan Bank advances at December 31, 2003, are:

	(Dollars in thousands)
2004	$ 412
2005	393
2006	946
2007	1,918
2008	2,234
Thereafter	28,861
Total	$ 34,764

The Federal Home Loan Bank advances are secured by mortgage loans totaling $48,701,000 at December 31, 2003. Advances, at interest rates from 3.05 percent to 8.35 percent are subject to restrictions or penalties in the event of prepayment.

The Bank has unused letters of credit with the Federal Home Loan Bank aggregating $1,310,000 expiring at various dates from March 9, 2004, through December 7, 2004.

NOTE 8: INCOME TAXES

The provision for income taxes includes these components at December 31:

	(Dollars in thousands) 2003	2002
Taxes currently payable	$ 405	$ 100
Deferred income taxes	(141)	53
Income tax expense from continuing operations	$ 264	$ 153

A reconciliation of income tax expense from continuing operations at the statutory rate to the Company's actual income tax expense from continuing operations is shown below:

	(Dollars in thousands) 2003	2002
Computed at the statutory rate (34%)	$ 310	$ 224
Increase (decrease) resulting from		
Tax exempt interest	(6)	(12)
Cash surrender value of life insurance	(42)	(44)
Nondeductible expenses	3	1
Other	(1)	(16)
Actual tax expense from continuing operations	$ 264	$ 153

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2003	2002
Deferred tax assets		
Allowance for loan losses	$ 338	$ 171
Employee benefits	140	127
Nonaccrual loan interest	1	1
Other	41	42
Unrealized losses on available-for-sale securities	48	9
	568	350
Deferred tax liabilities		
Depreciation	(87)	(62)
Federal Home Loan Bank stock dividend	(238)	(208)
Deferred loan fees	(53)	(72)
	(378)	(342)
Net deferred tax asset	$ 190	$ 8

Retained earnings at December 31, 2003 and 2002, include approximately $1,084,000, for which no deferred federal income tax liability has been recognized. These amounts represent an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The deferred income tax liabilities on the preceding amounts that would have been recorded if they were expected to reverse into taxable income in the foreseeable future were approximately $368,000 at December 31, 2003 and 2002.

NOTE 9: OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:

	(Dollars in thousands) 2003	2002
Unrealized gains (losses) on securities available for sale	$ (95)	$ 135
Reclassification for realized amount included in income	17	332
Other comprehensive loss, before tax effect	(112)	(197)
Tax benefit	38	67
Other comprehensive loss	$ (74)	$ (130)

NOTE 10: REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below). Management believes, as of December 31, 2003 and 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2003, the most recent notification from Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are also presented in the table.

(Dollars in thousands)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003						
Total risk-based capital (to risk-weighted assets)	$12,644	12.0%	$8,414	8.0%	$10,518	10.0%
Tier I capital (to risk-weighted assets)	11,649	11.1	N/A	N/A	6,311	6.0
Tier I capital (to adjusted total assets)	11,649	7.7	6,077	4.0	7,596	5.0
Tangible capital (to adjusted tangible assets)	11,649	7.7	2,279	1.5	N/A	N/A
As of December 31, 2002						
Total risk-based capital (to risk-weighted assets)	$11,166	10.4%	$8,950	8.0%	$11.188	10.0%
Tier I capital (to risk-weighted assets)	11,163	10.0	N/A	N/A	6,713	6.0
Tier I capital (to adjusted total assets)	11,163	7.4	6,001	4.0	7,501	5.0
Tangible capital (to adjusted tangible assets)	11,163	7.4	2,250	1.5	N/A	N/A

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2003, approximately $715,000 of retained earnings were available for dividend declaration without prior regulatory approval.

NOTE 11: RELATED PARTY TRANSACTIONS

The Bank has entered into transactions with certain directors, executive officers, significant shareholders and their affiliates or associates (related parties). In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

The aggregate amount of loans, as defined, to such related parties were as follows:

	(Dollars in thousands)
Balances, January 1, 2003	$ 1,915
New loans, including renewals	529
Payments, etc., including renewals	(670)
Balances, December 31, 2003	$ 1,774

Deposits from related parties held by the Bank at December 31, 2003 and 2002, totaled $1,257,000 and $1,116,000, respectively.

NOTE 12: EMPLOYEE BENEFITS

The Company has a retirement savings 401(k) plan covering substantially all employees. Employees may contribute up to 15% of their compensation with the Company matching 75% of the employee's contribution on the first 6% of the employee's compensation. Employer contributions charged to expense for 2003 and 2002 were $32,000 and $43,000, respectively.

As part of the conversion of the Bank from the mutual form of ownership to the stock form of ownership in 1996, the Company established an ESOP covering substantially all employees of the Company and Bank. The ESOP acquired common shares of the Company at $10 per share in the conversion with funds provided by a loan from the Company. Accordingly, the common shares acquired by the ESOP were shown as a reduction of shareholders' equity. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares are used to repay the loan and are treated as compensation expense. Compensation expense is recorded equal to the fair market value of the shares when contributions, which are determined annually by the Board of Directors of the Company and Bank, are made to the ESOP.

ESOP expense for the years ended December 31, 2003 and 2002, was $76,000 and $66,000.

	(Dollars in thousands) 2003	2002
Allocated shares	51,914	42,465
Shares released for allocation	9,449	9,449
Unearned shares	26,510	35,959
Total ESOP shares	87,873	87,873
Fair value of unearned shares at December 31	$ 457,000	$ 421,000

The Company also has a Recognition and Retention Plan (RRP) which provides for the award and issuance of up to 38,088 common shares of the Company to members of the Board of Directors and management. At December 31, 2003, 37,706 shares had been awarded, of which 914 had been forfeited. Common shares awarded under the RRP vest ratably over a five-year period, commencing with the date of the award. Expense recognized under the RRP plan totaled approximately $20,000 and $67,000 for 2003 and 2002, respectively.

NOTE 13: STOCK OPTION PLAN

The Company has a fixed option plan under which the Company may grant options that vest over five years to directors and selected employees for up to 131,422 common shares. The exercise price of each option is intended to equal the fair value of the Company's shares on the date of grant. An option's maximum term is ten years.

At December 31, 2003, the weighted average remaining contractual life of all options was 5.4 years. A summary of the status of the plan at December 31, 2003 and 2002, and changes during the years then ended is presented below:

	At December 31, 2003		At December 31, 2002	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	95,935	$ 11.70	98,565	$ 11.70
Granted	34,571	13.51	0	
Exercised	(10,000)	11.70	0	
Forfeited	0		(2,630)	11.70
Expired	0		0	
Outstanding, end of year	120,506	12.22	95,935	11.70
Options exercisable, end of year	85,935	11.70	95,935	11.70

The fair value of options granted is estimated on the date of grant using an option-pricing model with weighted-average assumptions of 3.90% dividend yield, 19% volatility factor of expected market price of common stock, 2% risk-free interest rate, 10 year expected life of options. The weighted-average fair value of options granted during the year was $1.48.

The following table summarizes information about stock options under the plan outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$11.70 to $13.175	117,506	5.29	$12.10	85,935	$11.70
$17.03	3,000	9.98	$17.03	0	N/A

NOTE 14: EARNINGS PER SHARE

Earnings per share (EPS) were computed as follows (Dollars in thousands, except per share data):

	Year Ended December 31, 2003		
	Income	Weighted-Average Shares	Per Share Amount
Basic earnings per share			
Income from continuing operations available to common shareholders	$ 649	750,362	$ 0.87
Effect of dilutive securities			
Stock options and awards	0	16,495	
Diluted earnings per share			
Income from continuing operations available to common shareholders and assumed conversions	$ 649	766,857	$ 0.85

Stock Awards and options to purchase 7,500 shares of common stock between the prices of $17.03 and $17.25 per share were outstanding at December 31, 2003, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

	Year Ended December 31, 2002		
	Income	Weighted-Average Shares	Per Share Amount
Basic earnings per share			
Income from continuing operations available to common shareholders	$ 505	741,229	$ 0.68
Effect of dilutive securities			
Stock options and awards	0	0	
Diluted earnings per share			
Income from continuing operations available to common shareholders and assumed conversions	$ 505	741,229	$ .068

Options to purchase 95,935 shares of common stock at $11.70 per share were outstanding at December 31, 2002, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

NOTE 15: DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

(Dollars in thousands)

	At December 31, 2003		At December 31, 2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 10,473	$ 10,473	$ 6,061	$ 6,061
Interest-bearing deposits	0	0	24	24
Available-for-sale securities	5,089	5,089	6,363	6,363
Loans, net	126,512	134,747	127,415	133,767
Federal Home Loan Bank stock	2,265	2,265	2,177	2,177
Cash surrender value of life insurance	2,952	2,952	2,829	2,829
Interest receivable	578	578	600	600
Financial liabilities				
Deposits	103,922	105,422	99,119	100,746
Federal Home Loan Bank advances	34,764	37,022	38,199	40,877
Interest payable	183	183	212	212

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of December 31, 2003 and 2002. The estimated fair value for cash and cash equivalents, interest-bearing deposits, FHLB stock, cash surrender value of life insurance, accrued interest receivable, demand deposits, savings accounts, NOW accounts, certain money market deposits, and interest payable is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans receivable, including loans held for sale, net, is based on estimates of the rate the Bank would charge for similar loans at December 31, 2003 and 2002, applied for the time period until the loans are assumed to reprice or be paid. The estimated fair value for fixed-maturity time deposits as well as borrowings is based on estimates of the rate the Bank would pay on such liabilities at December 31, 2003 and 2002, applied for the time period until maturity. The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit and lines of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date.

NOTE 16: COMMITMENTS AND CREDIT RISK

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

At December 31, 2003 and 2002, the Bank had outstanding commitments to originate loans aggregating approximately $1,469,000 and $1,041,000, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $755,000 and $603,000 at December 31, 2003 and 2002, respectively, with the remainder at floating market rates.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The Bank had total outstanding letters of credit amounting to $86,000 and $500,000 at December 31, 2003 and 2002, respectively, with varying terms.

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

At December 31, 2003, the Bank had granted unused lines of credit to borrowers aggregating approximately $4,931,000 and $3,252,000 for commercial lines and open-end consumers lines, respectively. At December 31, 2002, the bank had granted unused lines of credit to borrowers aggregating approximately $5,483,000 and $3,757,000 for commercial lines and open-end consumer lines, respectively.

At December 31, 2003, approximately $7,852,000 and $793,000 were on deposit at Great Lakes Bankers Bank and Fifth Third Bank, respectively. At December 31, 2002, approximately $1,879,000 and $928,000 were on deposit at Great Lakes Bankers Bank and Fifth Third Bank, respectively.

NOTE 17: CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets

	(Dollars in thousands) 2003	2002
Assets		
Cash	$ 259	$ 216
Investment in common stock of subsidiary Bank	11,539	11,145
Investment in insurance agency	0	37
Advances to subsidiaries	1	109
Other assets	108	52
Total assets	$ 11,907	$ 11,559
Shareholders' Equity	$ 11,907	$ 11,559

Condensed Statements of Income

	(Dollars in thousands) 2003	2002
Income		
Dividends from subsidiary Bank	$ 220	$ 330
Interest income	29	36
Total income	249	366
Expenses		
Other expenses	116	119
Income Before Income Tax and Equity in Undistributed Income of Subsidiaries	133	247
Income Tax Benefit	(29)	(28)
Income Before Equity in Undistributed Income of Subsidiaries	162	275
Equity in Undistributed Income of Subsidiaries	487	182
Net Income	$ 649	$ 457

Condensed Statements of Cash Flows

	2003	2002
	(Dollars in thousands)	
Operating Activities		
Net income	$ 649	$ 457
Items not requiring (providing) cash	(485)	38
Net cash provided by operating activities	164	495
Investing Activities—advances to subsidiaries	108	(74)
Financing Activities		
Cash dividends paid	(346)	(345)
Proceeds from stock options exercised	117	0
Net cash used in financing activities	(229)	(345)
Net Change in Cash and Cash Equivalents	43	76
Cash and Cash Equivalents at Beginning of Year	216	140
Cash and Cash Equivalents at End of Year	$ 259	$ 216

NOTE 18: QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables summarize selected quarterly results of operations without adjustment for discontinued operations for 2003 and 2002.

(Dollars in thousands, except per share data)

December 31, 2003	March	June	September	December
Interest and dividend income	$ 2,349	$ 2,302	$ 2,301	$ 2,219
Interest expense	1,249	1,156	1,133	1,116
Net interest income	1,100	1,146	1,168	1,103
Provision for loan losses	90	110	200	100
Noninterest income	89	67	46	52
Noninterest expense	842	867	798	851
Income tax expense	90	55	66	53
Net income	167	181	150	151
Earnings per share				
Basic	0.22	0.24	0.20	0.20
Diluted	0.22	0.24	0.20	0.19
Dividends per share	0.11	0.11	0.11	0.11

December 31, 2002	March	June	September	December
Interest and dividend income	$ 2,465	$ 2,507	$ 2,386	$ 2,422
Interest expense	1,570	1,528	1,487	1,408
Net interest income	895	979	899	1,014
Provision for loan losses	13	236	52	75
Noninterest income	169	435	236	276
Noninterest expense	999	1,006	955	981
Income tax expense	(13)	33	1	108
Net income	65	139	127	126
Earnings per share				
Basic	0.09	0.19	0.17	0.17
Diluted	0.09	0.19	0.17	0.17
Dividends per share	0.11	0.11	0.11	0.11

CORPORATE INFORMATION

DIRECTORS OF HCFC AND HOME CITY

Glenn W. Collier, Partner with the law firm of Martin, Browne, Hull & Harper, Springfield, Ohio

John D. Conroy, Owner and President of Conroy Funeral Home, Inc., Springfield, Ohio

James Foreman, President and CEO of Foreman-Blair Pontiac, Buick, GMC, Springfield, Ohio

Terry A. Hoppes, Owner and President of Hoppes Engineering and Surveying Co.; President of Hoppes Builders and Development Co., Springfield

J. William Stapleton, CEO and COO of Home City Financial Corporation and Home City Federal Savings Bank of Springfield

Douglas L. Ulery, President of Home City Financial Corporation and Home City Federal Savings Bank of Springfield

EXECUTIVE OFFICERS OF HCFC

John D. Conroy	Chairman of the Board
J. William Stapleton	CEO and COO
Douglas L. Ulery	President
Don E. Lynam	Executive Vice President
Jo Ann Holdeman	Executive V.P. and Secretary
Charles A. Mihal	Treasurer and CFO

EXECUTIVE OFFICERS OF HOME CITY

John D. Conroy	Chairman of the Board
J. William Stapleton	CEO and COO
Douglas L. Ulery	President
Don E. Lynam	Executive Vice President
Jo Ann Holdeman	Executive V.P. and Secretary
Charles A. Mihal	Treasurer and CFO

INDEPENDENT AUDITORS

BKD, LLP
312 Walnut Street, Suite 300
P.O. Box 5367
Cincinnati, Ohio 45201-5367

SPECIAL COUNSEL

Vorys, Sater, Seymour and Pease LLP
Suite 2000, Atrium Two
221 East Fourth Street
P.O. Box 0236
Cincinnati, Ohio 45201-0236

GENERAL COUNSEL

Gorman, Veskauf, Henson & Wineberg
National City Bank Bldg.
4 West Main Street, Suite 723
Springfield, Ohio 45502

ANNUAL MEETING

Wednesday, April 28, 2004, at 3:00 p.m.
The Springfield Inn
100 S. Fountain Avenue
Springfield, Ohio

COMMON SHARES

There were 824,316 common shares of HCFC outstanding on March 4, 2004, held of record by approximately 340 shareholders. Since December 30, 1996, HCFC's common shares have traded on the Nasdaq SmallCap Market under the symbol "HCFC". The following represents high and low trading prices and dividends declared during each respective quarter during 2002 and 2003. The trading prices reflect inter-dealer prices, without retail mark-up, mark-down or commission.

2002	**High**	**Low**	**Dividends declared**
First Quarter	$12.250	$10.300	$0.11
Second Quarter	$12.460	$11.060	$0.11
Third Quarter	$11.650	$10.660	$0.11
Fourth Quarter	$11.700	$ 9.150	$0.11

2003	**High**	**Low**	**Dividends declared**
First Quarter	$13.410	$11.700	$0.11
Second Quarter	$14.190	$12.520	$0.11
Third Quarter	$15.299	$12.400	$0.11
Fourth Quarter	$17.480	$14.970	$0.11

A copy of HCFC's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

Home City Financial Corporation
2454 North Limestone Street
Springfield, Ohio 45503
Attn: Jo Ann Holdeman, Executive V.P. and Secretary

INVESTOR INFORMATION

Investors, analysts and others seeking financial information may contact:

J. William Stapleton, CEO and COO or
Charles A. Mihal, Treasurer and CFO
Home City Financial Corporation
2454 North Limestone Street
Springfield, Ohio 45503
(937) 390-0470

TRANSFER AGENT

Communication regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

Illinois Stock Transfer Company
209 West Jackson Blvd., Suite 903
Chicago, Illinois 60606
(312) 427-2953

HOME CITY FINANCIAL CORPORATION

TELEPHONE (937) 390-0470
2454 NORTH LIMESTONE STREET SPRINGFIELD, OHIO 45503